

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2012

<u>Via E-mail</u>
Guy Burnett
Chief Financial Officer
Mission NewEnergy Limited
Unit 4, 97 Hector Street West
Osborne Park, Western Australia 6017, Australia

     RE: Mission NewEnergy Limited
             Form 20-F for the Fiscal Year Ended June 30, 2011
             Filed December 28, 2011
             File No 001-35022

Dear Mr. Burnett:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Terence O'Brien

                                       Terence O'Brien
                                       Accounting Branch Chief